UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 31, 2016

Commission File Number 001-37651

Atlassian Corporation Plc
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events.

Atlassian Corporation Plc (the “Company”) is hereby filing its Notice of 2016 Annual General Meeting (the “Notice”), attached as Exhibit 99.1 to this report on Form 6-K and incorporated by reference herein. The Notice was included as part of the Company's shareholder mailing for its 2016 Annual General Meeting to be held on December 6, 2016.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 31, 2016	Atlassian Corporation Plc
(Registrant)

/S/ MURRAY J. DEMO
Murray J. Demo Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Notice of 2016 Annual General Meeting